# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hepion Pharmaceuticals, Inc., CIK 0001583771
CUSIP: 426897401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Hepion Pharmaceuticals, Inc., 34 Shrewsbury Ave., Suite 1D, Red Bank, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 08/03/2026
Filed by CIK 0002154680
Persons authorized to receive notices and communications: Donald P. Kivowitz, c/o Kivowitz Investments, Inc., P.O. Box 2298, Victoria, Texas (TX), 77902, (214) 315-6318

## Reporting persons
- KI Holdings Ltd. (CIK 0002154680): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (10.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Hepion Pharmaceuticals, Inc.
Address of issuer's principal executive offices: Hepion Pharmaceuticals, Inc., 34 Shrewsbury Ave., Suite 1D, Red Bank, New Jersey (NJ), 07701

## Item 2. Identity and Background
Name of person filing: This Statement is jointly filed by (i) Donald Kivowitz, a United States citizen and (ii) KI Holdings Ltd. (collectively, the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is P.O. Box 2298, Victoria, TX 77902.
Present principal occupation or employment: Mr. Kivowitz is a business executive and investor and KI Holdings Ltd. is investment holding company.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Kivowitz is a citizen of the United States of America. KI Holdings Ltd. was formed in Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 3, 2026, KI Holdings Ltd. acquired the securities described herein pursuant to that certain Securities Purchase Agreement, dated July 31, 2026 (the "Securities Purchase Agreement"), by and among Hepion Pharmaceuticals, Inc. and the purchasers party thereto.

Pursuant to the Securities Purchase Agreement, KI Holdings Ltd. purchased 10,000,000 shares of Common Stock together with one warrant to purchase up to an additional 10,000,000 shares of Common Stock at an exercise price of $0.06 per share for an aggregate purchase price of $500,000. The purchase price was paid from KI Holdings Ltd.'s working capital.

The warrant is immediately exercisable, subject to the Beneficial Ownership Limitation contained therein.

Donald Kivowitz did not directly purchase the securities reported herein and may be deemed to beneficially own such securities solely by virtue of his relationship with KI Holdings Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities for investment purposes.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending upon market conditions, the Issuer's business, financial condition, prospects, general economic conditions and other factors deemed relevant, the Reporting Persons may acquire additional securities of the Issuer, dispose of some or all of its securities, or maintain its current investment position.

Except as described herein, the Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See response to Item 5(a) on the cover page for the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Item 5(b) on the cover page for the Reporting Person.
Transactions in the class effected during the past sixty days: On July 31, 2026, pursuant to the Securities Purchase Agreement. KI Holdings Ltd. acquired 10,000,000 shares of Common Stock together with one warrant to purchase, subject to the Beneficial Ownership Limitations contained therein, up to an additional 10,000,000 shares of Common Stock for an aggregate purchase price of $500,000 in a private placement.
Other persons with the right to receive dividends or sale proceeds: Except as described above, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 3, 4 and 5 is incorporated herein by reference.

Other than as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Signatures
- KI Holdings Ltd.: /s/ Donald Kivowitz, General Partner (09/16/2026)